EXHIBIT 1.02

Sierra Monitor Corporation.

Conflict Minerals Report

For The Year Ended December 31, 2013

1. Company Overview

This report has been prepared by management of Sierra Monitor Corporation, Inc. (herein referred to as “Sierra Monitor” the “Company,” “we,” “us,” or “our”). The information includes the activities of all majority-owned subsidiaries and variable interest entities that are required to be consolidated. It does not include the activities of variable interest entities that are not required to be consolidated.

Sierra Monitor is a leader in the design, manufacture and sale of electronic communications, safety and environmental instrumentation in high reliability applications. The company’s unique protocol translator product lines enable communication between disparate electronic systems overcoming protocol language barriers. By enabling communication between central building automation systems and many electronic subsystems, such as fire panels, chillers and air handlers, Sierra Monitor assists with the integration of energy saving building automation systems. The company’s products improve the safety and comfort of workers while contributing to climate and natural resource protection. Sierra Monitor’s intelligent hazardous gas detection systems can be found in a broad range of applications including alternate fuel vehicle maintenance facilities, US Navy ships, wastewater treatment facilities, refineries, offshore oil platforms, chemical plants, parking garages and underground telephone vaults providing 24/7 protection of personnel and facilities. We were incorporated in California in 1989. Our principal executive offices are located at 1991 Tarob Court; Milpitas, CA 95035.

2. Products Overview

Sierra Monitor Corporation’s product lines are classified in the following categories: electronic and environmental instrumentation, and intelligent hazardous gas detection systems. Instrumentation and systems are comprised of a wide variety of raw materials.

Based upon Sierra Monitor Corporation’s internal assessment, we believe our products may contain materials that are identified on the conflict minerals list. For the purposes of this assessment all of Sierra Monitor Corporation’s instruments and systems were considered.

3. Supply Chain Overview

Sierra Monitor Corporation is preparing to survey our suppliers to determine the use and origin of the 3TG materials that may be contained in components and materials supplied to us, including sources of 3TG that are supplied to them from sub-tier suppliers. We integrated responsible sourcing of minerals requirement with our Conflict Minerals Sourcing Policy and Purchase Order terms. Our suppliers are expected to provide the 3TG sourcing information to us per our Conflict Minerals Sourcing Policy and Purchase Order terms.

We reached out to our suppliers regarding the relevant, emerging SEC requirements and Sierra Monitor Corporation’s due diligence expectations.

We adopted the standard Conflict Minerals reporting templates established by the Conflict-Free Sourcing Initiative (CFSI), and launched our conflict minerals due diligence communication survey to these suppliers, who are suppliers to our instrument and systems manufacturing in 2013.

4. Reasonable Country of Origin Inquiry (RCOI) and RCOI conclusion

Sierra Monitor Corporation has concluded that our supply chain remains “DRC conflict undeterminable”. We have reached this conclusion because we have been unable to determine the origin of all of the 3TG used in our instruments and systems.

5. Due Diligence

Our due diligence processes and efforts have been developed in conjunction with the 2nd edition of The Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance) and the related supplements for gold and for tin, tantalum and tungsten. Sierra Monitor designed our due diligence process, management and measures to conform in all material respects with the framework OECD Guidance.

Our conflict minerals due diligence process includes: the development of a Conflict Minerals Sourcing Policy, establishment of governance structures with reports to management, engagement of suppliers, due diligence compliance process and measurement, record keeping and escalation procedures.

Sierra Monitor Corporation has developed a Conflict Minerals Sourcing Policy as described in item 5.1 below.

5.1. Conflict Minerals Sourcing Policy

Sierra Monitor Corporation.

Conflict Minerals Sourcing Policy

May 2014

“Conflict minerals”1 originating from the Democratic Republic of the Congo (DRC) are sometimes mined and sold, “under the control of armed groups” 2, to “finance conflict characterized by extreme levels of violence” 2. Some of these minerals and the metals created from them (such as tantalum, tin, tungsten and gold) can make their way into the supply chains of the products used around the world, including those in the electronics industry. Sierra Monitor Corporation’s suppliers acquire and use minerals from multiple sources worldwide. As part of Sierra Monitor Corporation’s commitment to corporate responsibility and respecting human rights in our own operations and in our global supply chain, it is Sierra Monitor Corporation’s goal to seek to use tantalum, tin, tungsten and gold in our products that are DRC conflict free3 while continuing to support responsible in-region mineral sourcing from the DRC and adjoining countries.

Sierra Monitor Corporation expects our suppliers to have in place policies and due diligence measures that will enable us to reasonably assure that products and components supplied to us containing conflict minerals are DRC conflict free. Sierra Monitor Corporation expects our suppliers to comply with the Electronic Industry Citizenship Coalition (EICC) Code of Conduct and conduct their business in alignment with Sierra Monitor Corporation’s supply chain responsibility expectations.

In support of this policy, Sierra Monitor Corporation will:

•	Exercise due diligence with relevant suppliers consistent with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and encourage our suppliers to do likewise with their suppliers.
•	Provide, and expect our suppliers to cooperate in providing, due diligence information to confirm the tantalum, tin, tungsten and gold in our supply-chain is DRC conflict free.
•	Collaborate with our suppliers and others on industry-wide solutions to enable products that are DRC conflict free.
•	Commit to transparency in the implementation of this policy by making available reports on our progress to relevant stakeholders and the public.

Adopted: May 2014

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1 Conflict minerals are columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives as defined in Dodd-Frank Act section 1502 and SEC Rule 13p-1 under the Securities Exchange Act of 1934

2 Dodd-Frank Act Section 1502.

3 DRC conflict free “means that a product does not contain conflict minerals necessary to the functionality or production of that product that directly or indirectly finance or benefit armed groups” as defined SEC Rule 13p-1 under the Securities Exchange Act of 1934.

5.2. Management System

Sierra Monitor Corporation has established a management system for complying with the applicable rules. Our management system includes the development of a Conflict Minerals Task Force led by our Vice President, Operations, Chief Financial Officer and Chief Executive Officer, and a team of from relevant functions such as, purchasing, quality assurance, manufacturing and environmental health and safety. The team is responsible for implementing our conflict minerals compliance strategy.

5.3.Escalation Procedure

Sierra Monitor has established a Conflict Minerals Sourcing Policy and Purchase Order Terms, which are posted on our website. The Supplier Code of Conduct publishes a mechanism for escalating any issues and concerns. We also created follow-up processes (including e-mail communication) to identify and escalate any identified issues associated with non-responsive or problematic responses to our RCOI.

5.4.Maintain Records

Sierra Monitor has established our due diligence compliance process and set forth documentation and record maintenance mechanism to ensure the retaining of relevant documentation in a structured electronic database.

5.5.Risk Mitigation

As we move towards developing our due diligence program, we intend to continue to mitigate any possible risk that the necessary conflict minerals in our products could benefit armed groups in the DRC or adjoining countries.

6. Identify and assess risk in the supply chain

Because of the nature of the products we assemble or contract to assemble it is difficult for us to identify suppliers upstream from our direct suppliers as many of the component parts of these products would be considered commercial off the shelf.

7. Design and Implement a Strategy to Respond to Risks

In response to our conflict minerals risk assessment, the Company has an approved risk management plan through which the conflict minerals program is implemented, managed and monitored. Updates to this risk assessment are provided regularly to management.

8. Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

Sierra Monitor does not have a direct relationship with 3TG smelters and refiners, nor do we perform direct audits of these entities that provide our supply chain the 3TG. However, we do rely upon the industry (for example, EICC and CFSI) efforts to influence smelters and refineries to get audited and certified through CFSI’s CFS program.

9. Report on Supply Chain Due Diligence

In addition to this report, our supply chain Conflict Minerals Sourcing Policy, including our approach for supply chain due diligence and supplier expectation, can be seen at: www.SierraMonitor.com.

10. Efforts to Determine Country of Origin of Mine or 3TG

Tracing materials back to their mine of origin is a complex aspect of responsible sourcing in our supply chain. By adopting methodology outlined by the CFSI’s joint industry programs and requirement that our suppliers conform with the same standards that meets the OECD guidelines, and report to us using the Template, the smelters and refiners we gathered from our supply chain shall represent the most reasonable known mine of origin information available. Through this industry joint effort, we made reasonable determination of the mines or locations of origin of the 3TG in our supply chain. Sierra Monitor Corporation also requested that all of our suppliers support the initiative by following the sourcing initiative and working to align their declared sources with the “Known” and “Conflict Free” lists of sourced metals.